Exhibit 1.01

LMI Aerospace, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This Conflicts Minerals Report for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”), pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, to implement reporting and disclosure requirements for SEC registrants whose manufactured products contain “Conflict Minerals” that are necessary to the production or functionality of such products. Under the Rule, Conflict Minerals are defined as gold as well as columbite-tantalite, cassiterite, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten, unless the U.S. Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”). The purpose of the Rule is to reduce a significant source of funding for armed groups that are committing human rights abuses and contributing to conflict in a Covered Country.

If a registrant can establish that the registrant’s products contain Conflict Minerals that originated from sources other than a Covered Country or from recycled and scrap sources, the registrant must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) that it completed. If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, then the registrant must exercise due diligence on the source and chain of custody of the Conflict Minerals. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures undertaken pursuant to the Rule.

Each registrant that is required by the Rule to file a Conflicts Minerals Report must also obtain an independent private-sector audit (“IPSA”). The IPSA requirement has temporarily been suspended by the SEC meaning that pending further SEC guidance, registrants are not currently required to obtain an IPSA. Also, per SEC guidance, registrants are currently not required to identify whether the registrant’s products are “DRC conflict free,” “DRC conflict undeterminable,” or “not been found to be DRC conflict free.”

1. Company Overview

This report has been prepared by management of LMI Aerospace, Inc. (herein referred to as “LMI” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

LMI is a leading supplier of structural assemblies, kits and components, and design engineering services to the aerospace and defense markets.  The Company provides a broad array of manufacturing capabilities, as well as engineering and value-added services to the large commercial, corporate and regional, and military aircraft markets.  The Company also provides prototyping, testing and design capabilities to customers in support of new product development and in-service aircraft.  The Company is a preferred supplier to aircraft original equipment manufacturers and tier 1 aerospace suppliers. LMI is a Missouri corporation with principal executive offices located at 411 Fountain Lakes Blvd., St. Charles, Missouri  63301.

2. Products Overview

LMI’s principal aerospace products include:

•	leading edge wing slats and flapskins;

•	winglets;

•	fuselage and wing skins;

•	helicopter cabin and aft section components and assemblies;

•	wing panels;

•	door components and assemblies and floor beams;

•	thrust reversers and engine nacelles/ cowlings;

•	cockpit window frames and landing light lens assemblies;

•	detail interior components;

•	structural sheet metal and extruded components; and

•	auxiliary power units.

In addition to aerospace products, the Company produces components and assemblies for laser equipment used by semiconductor equipment manufacturers, electronic and electrical wire harnesses, cable assemblies, and mechanical sub-assemblies for the air and rail traffic control, medical equipment, telecommunications, and heavy equipment industries. For more information on our products, please see the Company’s annual report which is available on our website at http://ir.lmiaerospace.com/annuals.cfm.

3. Reasonable Country of Origin Inquiry and Due Diligence

We conducted an internal analysis of our products in an effort to assess the risk that the raw materials and components we purchased from the suppliers in our supply chain contained Conflict Minerals and whether those Conflict Minerals were necessary to our products’ production or functionality. As a result of this analysis, we established with a considerable degree of confidence which of the raw materials and components we purchase contain Conflict Minerals. In an effort to adopt a comprehensive approach, we surveyed all direct raw material and component suppliers in our supply chain, even those we were confident had raw materials and components that did not contain Conflict Minerals.

Due to the complexity of our products and the number of suppliers in our supply chain, we rely on our direct suppliers to provide the relevant information on the origin of any Conflict Minerals that may be contained in the products they supply to us. To conduct our RCOI, we initially developed and circulated a Company-designed survey to our supply base and followed up as necessary with unresponsive suppliers or those whose responses required additional inquiry. As our inquiry process matured and the approach and methodology gained acceptance within our industry and with our customers, we migrated to the template developed jointly by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”). We circulated a second survey, the EICC/GeSI survey, to suppliers that (1) failed to respond to our initial survey, (2) were newly added suppliers (after our initial survey circulation), (3) provided responses to our initial survey that were incomplete or otherwise required further clarification, or (4) provided responses to our initial survey that indicated that their components contained Conflict Minerals that may have come from a Covered Country.

We received responses from approximately 82% of the suppliers surveyed and have continued efforts to follow-up with unresponsive suppliers or responsive suppliers with incomplete or unclear answers. We were able to identify a significant number of suppliers whose responses and documentation indicated that their components did not contain Conflict Minerals and thus, required no additional follow-up. We conducted additional follow-up with a limited number of suppliers whose responses indicated that their components contained Conflict Minerals that may have come from a Covered Country. However, none of these suppliers were able to further identify the source or produce chain of custody documentation to help identify the location of the facilities used to process the Conflict Minerals.

It will take time for our suppliers to verify the origin of all of the Conflict Minerals that are included in the raw materials and components we purchase from them. We expect that our continued communication and coordination with our suppliers will further develop transparency into our supply chain.

4. Conflict Minerals Analysis and Conclusion

We believe our due diligence process was reasonably designed and conducted in good faith to determine the origin of the Conflict Minerals identified as necessary to our products’ production or functionality. However, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals contained in some of our products. Accordingly, the Company cannot rule out the possibility that some of these Conflict Minerals may have originated from a Covered Country and may have been used to finance or otherwise benefit armed groups operating in those Covered Countries. As such, we have determined that our supply chain remains “DRC conflict undeterminable.”

5. Next Steps:

The Company has implemented the following Conflict Minerals Policy which is available on its website at http://www.lmiaerospace.com/conflictminerals.html.

LMI Aerospace is committed to compliance with Section 1502 of the U.S. Wall Street Reform and Consumer Protection Act. To satisfy customer requirements and the goals of the Act, LMI and its suppliers will strive to provide only conflict free products through responsible and appropriate sourcing activities. LMI's approved suppliers, both public and private, are required to conduct due diligence on the presence of Conflict Minerals in their supply chain and provide accurate reporting and certifications on the presence of Conflict Minerals in products provided to LMI. Suppliers unwilling to implement procedures which assure only conflict free products are supplied to LMI may be ineligible for LMI approved supplier status.
The Company will continue to look to industry guidelines and best practices to further refine its policies and procedures consistent with its Conflict Minerals Policy. Specifically, moving forward, the Company will take the following steps to improve its due diligence to mitigate the risk that Conflict Minerals in Company products benefit armed groups in the Covered Countries:

•
continued refinement and strengthening of the Company’s established due diligence framework consistent with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk-Areas;

•	establishment of contractual obligations for the Company’s new and existing suppliers that require compliance with the Company’s Conflict Minerals Policy and establish protocols for violations;

•	coordination and communication with suppliers regarding their need to develop a robust chain of custody or traceability systems;

•	implementation of the commercially available software that leverages the EEIC/GeSI template to automate the RCOI process and provide better compliance tracking; and

•	additional training and outreach, as needed, on compliance with the Conflict Minerals Policy.